Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

Amendment to Offer to Purchase Equity Securities of WeWork Inc. (f/k/a The We Company)

March 30, 2021

Terms used but not otherwise defined herein have the meanings ascribed to them in that certain offer to purchase, dated March 10, 2021 (as amended and/or restated from time to time, including on March 17, 2021, the offer to purchase). The information set forth below shall update and, in the event of any conflict, supersede the information set forth in the offer to purchase and related letter of transmittal.

Entry into a Material Definitive Agreement

Merger Agreement

On March 25, 2021, the Company entered into an Agreement and Plan of Merger (the Merger Agreement), by and among the Company, BowX Acquisition Corp. (BowX), and BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of BowX (Merger Sub).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the Business Combination):

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at the closing of the transactions contemplated by the Merger Agreement (the Closing), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (the DGCL), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of BowX (the Merger);

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as promptly as practicable following the Closing, the Company will merge with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of BowX (Merger Sub II and such transaction, the Second Merger), with Merger Sub II being the surviving entity of the Second Merger;

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as a result of the Merger, among other things, all outstanding shares of capital stock of the Company (other than shares of class C common stock, treasury shares, shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL and shares of Company stock subject to options, warrants and RSUs) will be cancelled in exchange for the right to receive a number of newly issued shares of Class A common stock, par value $0.0001 per share, of BowX (BowX Common Stock) determined using an exchange ratio (the Exchange Ratio) which is determined based on a pre-money enterprise valuation of the Company of approximately $9 billion, a $10.00 price per share of BowX Common Stock and the fully diluted equity capitalization of the Company immediately prior to the Closing (which is subject to change between signing and Closing), as described below;

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shares of class C common stock will be cancelled in exchange for the right to receive a number of newly issued shares of Class C common stock, par value $0.0001 per share, of BowX (Bow X Class C Common Stock) determined using the Exchange Ratio;

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outstanding options and warrants to purchase Company stock and RSUs will be converted into the right to receive options or warrants to purchase shares of BowX Common Stock or restricted stock units representing the right to receive shares of BowX Common Stock, as applicable, on the same terms and conditions that are in effect with respect to such options, warrants or RSUs on the day of Closing, subject to adjustments using the Exchange Ratio, as described below; and

•	BowX will immediately be renamed “WeWork Inc.” or such other name as agreed to by the Company and BowX prior to Closing.

Based on the last closing price of BowX Class A common stock on Nasdaq of $11.29 as of March 30, 2021 and the currently estimated Exchange Ratio of approximately 0.83, that Exchange Ratio and stock price would result in an implied value of approximately $9.37 in shares of BowX Class A common stock for each share of Company capital stock in the Business Combination, which is substantially lower than the purchase price of $19.19 in cash per subject share in this offer. The trading price of the BowX Class A common stock at the time of completion of the Business Combination, and the resulting value implied by the Exchange Ratio actually used in connection with the Business Combination, could be greater than, less than or the same as the value implied by the currently estimated Exchange Ratio and closing price of BowX Class A common stock as of March 30, 2021.

If you hold shares of common stock or preferred stock of the Company (other than shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL) when the Closing occurs, those shares will automatically convert into BowX shares. The number of shares of BowX that you will hold will be equal to (i) the number of Company shares that you hold immediately prior to the Closing, multiplied by (ii) the Exchange Ratio (which is currently estimated to be approximately 0.83) rounded down to the nearest whole number. The actual Exchange Ratio is subject to change, including as a result of the outcome of this offer, based on the fully diluted equity capitalization of the Company immediately prior to the Closing determined in accordance with the Merger Agreement.

In the Business Combination, shares of common stock or preferred stock of the Company will be entitled to exercise appraisal rights if the holder of such shares has not voted in favor of, or consented to, the adoption of the Merger Agreement. Additional information on appraisal rights, including a description of the process to exercise such rights, will be provided by the Company in the future. Shares tendered in the offer and purchased by Purchaser are not eligible for appraisal rights in connection with the Business Combination.

The board has recommended the approval of the Merger Agreement and the other documents contemplated thereby and the transactions contemplated thereby by the Company’s stockholders. The special committee has (i) reviewed the terms of the Business Combination to the extent that such terms would apply to or benefit SBG or SBVF in a manner that is different from other stockholders of the Company (the SBG/SBVF terms), (ii) determined that the SBG/SBVF terms were in the best interests of the Company and its disinterested stockholders, and (iii) recommended that the board approve the SBG/SBVF terms. The board of BowX has recommended the adoption and approval of the Merger Agreement and the other documents contemplated thereby and the transactions contemplated thereby by its stockholders.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of the Company and BowX, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by BowX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) if a merger control filing is required by the Mexican Federal Economic Competition Commission (the Comisión Federal de Competencia Económica, COFECE), COFECE providing clearance of the transactions contemplated by the Merger Agreement, (v) receipt of approval for listing on The Nasdaq Stock Market or The New York Stock Exchange the shares of BowX Common Stock to be issued in connection with the Merger, (vi) that BowX have at least $5,000,001 of net tangible assets upon the Closing, (vii) the absence of any injunctions or laws prohibiting the Merger, (viii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company and (ix) customary bringdown of the representations, warranties and covenants of the parties therein.

Another condition to the parties’ obligations to consummate the Merger is that as of the Closing the sum of (x) the amount of cash available in the trust account into which substantially all of the proceeds of BowX’s initial public offering and private placements of its securities have been deposited, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their rights to redeem all or a portion of their BowX Class A Common Stock pursuant to BowX’s certificate of incorporation and bylaws (but prior to payment of any deferred underwriting commissions being held in the trust account and any transaction expenses of BowX, the Company or their affiliates) plus (y) the amount of the PIPE Investment (as defined below) actually received by BowX prior to or substantially concurrently with the Closing, is equal to or greater than $800,000,000.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to use reasonable best efforts to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties not to initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) the Company to prepare and deliver to BowX certain unaudited consolidated financial statements of the Company, (iv) BowX and the Company jointly to prepare, and BowX to file, a proxy statement / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of BowX stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BowX and the Company, (ii) by the Company or BowX, if certain approvals of the shareholders of BowX are not obtained, (iii) by the Company, if there is an Acquiror Modification in Recommendation (as defined in the Merger Agreement), (iv) by BowX if there is a Company Modification in Recommendation (as defined in the Merger Agreement) (v) by BowX, if certain approvals of the stockholders of the Company are not obtained within certain time periods, or (vi) by either BowX or the Company in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any final and nonappealable Governmental Order (as defined in the Merger Agreement) that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before October 31, 2021, subject to extension by sixty (60) days in certain circumstances (the Agreement End Date).

Certain Related Agreements

Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the Subscription Agreements) with certain investors (collectively, the PIPE Investors), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares of BowX Common Stock for $10.00 per share, for an aggregate subscription price equal to $800,000,000, (the PIPE Investment). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (iv) the Agreement End Date.

For two key anchor investors, each with an aggregate investment amount of $125,000,000 (collectively, the Key Anchor Investors), the obligation to close under the Subscription Agreements is further conditioned upon the total investment by the PIPE Investors equaling or exceeding $700,000,000, with such amount including (i) an investment of at least $125,000,000 in the aggregate from the other Key Anchor Investor and its affiliates and any investment funds controlled by their affiliates, (ii) an investment of at least $15,000,000 from investors identified, cultivated or referred by Bow Capital or otherwise associated with Bow Capital, and (iii) an investment of at least $10,000,000 in the aggregate from The Obsidian Master Fund and its affiliates and any investment funds controlled by its affiliates.

Sponsor Support Agreement

On March 25, 2021, the Company entered into a Sponsor Support Agreement (the Sponsor Support Agreement), with BowX Sponsor, LLC (the Sponsor) and other persons party thereto (the Sponsor Persons), pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreement

On March 25, 2021, the Company entered into Stockholder Support Agreements (the Stockholder Support Agreements), with BowX and certain stockholders of the Company (the Key Stockholders). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent adopting the Merger Agreement and related transactions and approving the Business Combination with respect to the outstanding shares of the Company common stock and preferred stock held by the Key Stockholders on the terms and subject to the conditions set forth therein. The relevant Key Stockholders also approved certain transactions that could be deemed subject to Article Fifth, Part A, Section 3.17 of the amended and restated certificate of incorporation (the SoftBank related party charter provision) in connection with the Business Combination for purposes of the SoftBank related party charter provision. The shares of the Company that are subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of the Company’s capital stock (voting as a single class and on an as converted basis) and a majority of outstanding senior preferred stock held by stockholders other than SBG and its affiliates sufficient to approve certain transactions contemplated by the Business Combination for purposes of the SoftBank related party charter provision.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, BowX, the Company, the Sponsor, the Key Stockholders and certain of their respective affiliates will enter into an amended and restated registration rights Agreement (the Registration Rights Agreement), pursuant to which BowX will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of BowX Common Stock and other equity securities of BowX that are held by the parties thereto from time to time. In certain circumstances, various parties in the Registration Rights Agreement can collectively demand up to nine underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

Additionally, in connection with the Business Combination, the Sponsor and certain of the Company’s officers, directors and stockholders entered into a lock-up agreement (the Lock-Up Agreement) pursuant to which they agreed not to (i) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of BowX Common Stock held by such persons immediately after the Closing or any shares of BowX Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of BowX Common Stock held by such persons immediately after the Closing (Lock-Up Shares), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each such action, a Transfer), for one year or nine months, as the case may be, after the Closing (the Lock-Up Period).

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement, Registration Rights Agreement and Lock-Up Agreement, and the transactions contemplated thereby is not complete and is supplemented by the 8-K/A (as defined below).

Credit Support Letter (LC)

On March 25, 2021, WeWork Companies LLC, SBG and BowX entered into a letter agreement (the Credit Support Letter) pursuant to which SBG has committed to consent to an extension of the termination date of the Credit Agreement from February 10, 2023 to no later than February 10, 2024 (the LC Facility Termination Extension), subject to the terms and conditions set forth therein. Any LC Facility Termination Extension will require the requisite consent of the lenders thereunder.

Credit Support Letter (SSN)

On March 25, 2021, the Company and an affiliate of SBG entered into a letter agreement pursuant to which the Company and an affiliate of SBG have agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement (as amended and restated, the A&R Senior Secured Note Purchase Agreement) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow up to an aggregate principal amount of $550,000,000 of senior secured debt in the form of 7.5% senior secured notes (the A&R Senior Secured Notes). The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow once every 30 days with minimum draws of $50.0 million. The A&R Senior Secured Notes will mature no later than February 12, 2023 or, if earlier, 18 months from the Closing.

Warrants

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees one or more warrants (collectively, the First Warrant) to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth (10th) anniversary of the Closing.

Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 class A common shares of the Company at an exercise price of $0.01.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to SBG or its designees one or more warrants (collectively, the LC Warrant) to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth (10th) anniversary of the date of issuance.

We Company Partnership

Under the partnership agreement for the We Company Partnership, vested Partnership Profits Interest Units (PIUs) can be exchanged for (at the Company’s choice) shares of class B common stock or cash, assuming that the trading price of a share of class B common stock exceeds the per-unit distribution threshold for these PIUs (which generally represents the liquidation value of a share of class B common stock on the date such PIUs were granted). The exchange value takes into account, among other things, the trading price of the shares of class B common stock and the catch-up base amount of the PIUs being exchanged. A catch-up base amount is similar to an option exercise price and represents, for each PIU exchanged, the value of a share of class B common stock that the holder of PIUs will not receive upon exchange. A higher trading price and a lower catch-up base amount each generally results in more shares of class B common stock being issued to the exchanging holder (except the number of shares of class B common stock issuable upon exchange of each PIU can never be greater than one).

Under the Company’s amended and restated certificate of incorporation, following the threshold automatic conversion on February 26, 2021, any newly-issued shares of class B common stock exchanged from vested PIUs will, immediately after such issuance, automatically convert into shares of class A common stock.

In connection with the Business Combination, the partnership agreement for the We Company Partnership will be amended at the Closing to implement mechanical changes to reflect the conversion of shares of capital stock of the Company to shares of BowX Common Stock (including the conversion of shares of class C common stock into shares of Class C Common stock of BowX). Specifically, the number of outstanding partnership interests (including all PIUs) will be adjusted to equal the number of shares of the corresponding class of common stock of BowX (which, in the case of the PIUs, is the Class C Common stock of BowX), taking into account the Exchange Ratio in the Merger. The distribution threshold and catch-up base amount for the PIUs will also be equitably adjusted to maintain the pre-Business Combination economics of the PIUs. The distribution threshold for Adam Neumann’s PIUs may be subject to downward adjustment based on closing date pricing of the Business Combination. Following the Business Combination, vested PIUs (and corresponding shares of Class C Common stock of BowX) will be exchangeable for (at BowX’s election) shares of BowX Common Stock or cash.

Board of Directors

Following the Business Combination, the Company’s board of directors will have 9 members. The Company’s chief executive officer, Sandeep Mathrani, will continue to serve on the board. Marcelo Claure will remain on the board (as a designee of SBG) and will continue to serve as Executive Chairman of the board. The right to designate the initial members of the board is as follows: (i) SBG will have a right to designate 3 directors and (ii) SBVF, BowX, Insight Partners and Benchmark each will have the right to designate 1 director. The remaining director will be an independent director, who will initially be Jeff Sine. Starwood Capital will have the right to designate a board observer.

Projections

Financial projections reflecting a potential business plan for the Company following the Business Combination (the Projections) have been prepared by the Company and are included in the investor presentation filed as Exhibit 99.2 to the Current Report on Form 8-K (the March 25 8-K) filed by BowX with the SEC on March 25, 2021. For the avoidance of doubt, this investor presentation was used by the Company in connection with the Business Combination and the PIPE Investment, and the Projections reflect a potential business plan for the Company assuming the completion of the Business Combination and were not intended as a standalone financial forecast for WeWork. There is no assurance that the Company will achieve the financial results indicated by the Projections. The Projections are subject to numerous risks that could cause the actual results to differ materially from the Projections. You should read the Projections together with the risk factors and statements regarding reasons why actual results may differ.

On March 30, 2021, BowX filed an amendment to the March 25 8-K (the 8-K/A) attached hereto as Exhibit H. The 8-K/A included copies of the Merger Agreement, form of Subscription Agreement, form of Sponsor Support Agreement, form of Stockholder Support Agreement, form of Registration Rights Agreement, form of Lock-Up Agreement, and Credit Support Letter. The foregoing descriptions of these agreements are not complete and additional information is available on Exhibit H.

The Offer – Subject Shares:

At the Closing, all outstanding shares of capital stock of the Company (other than shares of class C common stock, treasury shares, shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL and shares of Company stock subject to options and RSUs) will be cancelled in exchange for the right to receive a number of newly issued shares of BowX Common Stock, par value $0.0001 per share, determined using the Exchange Ratio.

At the Closing, each outstanding option to purchase shares of Company stock (including those options that do not participate in this offer), will be converted into the right to receive an option to purchase shares of BowX Common Stock, with such option to purchase shares of BowX Common Stock on the same terms and conditions that are in effect with respect to the option to purchase shares of Company stock on the day of the Closing, except that the number of shares underlying the option to purchase shares of BowX Common Stock, and the exercise price of the option, will be adjusted using the Exchange Ratio.

At the Closing, each outstanding RSU (including RSUs that do not participate in this offer) will be converted into restricted stock units representing the right to receive shares of BowX Common Stock with the same terms and conditions that are in effect with respect to the RSU on the day of the Closing, except that the number of shares underlying the RSU will be adjusted using the Exchange Ratio. For purposes of any RSUs with a liquidity vesting condition, the Company will treat the occurrence of the Closing as an initial public offering under the terms of any such award for purposes of satisfying the liquidity vesting condition of such award.

At the Closing, if a convertible note, convertible into shares of series C preferred stock, remains outstanding, it will be cancelled and automatically converted into the right to receive a number of shares of BowX Common Stock equal to the number of shares of series C preferred stock issuable upon conversion of the convertible note if the convertible note had been converted immediately prior to the Closing, except that the number of shares issuable in connection with conversion of such convertible note, will be adjusted using the Exchange Ratio.

At the Closing, each outstanding warrant to purchase shares of Company stock (including those warrants that do not participate in this offer), will be converted into the right to receive a warrant to purchase shares of BowX Common Stock, with such warrant to purchase shares of BowX Common Stock on the same terms and conditions that are in effect with respect to the warrant to purchase shares of Company stock on the day of the Closing, except that the number of shares underlying each warrant to purchase shares of BowX Common Stock, and the exercise price of the warrant, will be adjusted using the Exchange Ratio.

The Offer—Conditions of the offer:

The obligation of SBWW to accept for payment, purchase and pay for your tendered shares depends upon certain of conditions being satisfied or waived at or before the expiration date, including expiration or early termination of the waiting period applicable to the offer under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), and the receipt of all antitrust approvals applicable to the offer under the laws of Japan, and – if the offer is not consummated by April 16, 2021 – Mexico. As of the date of this amendment, the parties have received antitrust clearance from the antitrust authorities in Japan and the waiting period applicable to the offer under the HSR Act has expired.

Other Transactions between the Purchaser and the Company:

In the first quarter of 2021, an affiliate of SBG delivered a proposed term sheet to the Company with respect to the formation of a regional joint venture for the Company’s Latin American operations. Separately, the Company is in discussions with SBG for SBG to acquire the Company’s limited partnership interest in Sound Ventures LLC. At this time, discussions remain ongoing and final terms have not been determined or agreed. Each of these potential transactions has been presented to the special committee and remains subject to review, evaluation and negotiation by the special committee, which has been empowered to determine whether any such transaction is in the best interests of the Company and its disinterested stockholders and to make a recommendation or approve (or reject) any such transaction.

Risk Factors – Risks in connection with the Business Combination

The Closing of the Business Combination is subject to many conditions and if these conditions are not satisfied or waived, the Business Combination will not be completed. There can be no assurance as to whether or when the conditions to the Closing of the Business Combination will be satisfied or waived and the Business Combination may not be completed. If the Business Combination is not completed, no assurance can be given as to the timing or likelihood of any other future liquidity event with respect to shares of Company capital stock.

The Closing of the Business Combination is subject to a number of conditions as set forth in the Merger Agreement and the other transaction documents that must be satisfied or waived, including, among other things, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of the Company and BowX, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by BowX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement, (v) receipt of approval for listing on The Nasdaq Stock Market or The New York Stock Exchange the shares of BowX Common Stock to be issued in connection with the Merger, (vi) that BowX have at least $5,000,001 of net tangible assets upon the Closing, (vii) the absence of any injunctions or laws prohibiting the Merger, (viii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company, (ix) customary bringdown of the representations, warranties and covenants of the parties therein and (x) the ability to complete the PIPE.

There can be no assurance as to whether or when the conditions to the Closing of the Business Combination will be satisfied or waived or as to whether or when the Business Combination will be consummated, if at all. There is no assurance that the Business Combination, the PIPE Investment or public listing contemplated by the Business Combination will occur at all or will occur on the timeline initially indicated. In addition, the Company and the purchaser cannot assure you that, in the event the Company does complete the Business Combination, the valuation of the Company will be similar to the assumed valuation of the Company represented by the purchase price in the offer.

The Projections are presented for illustrative purposes only and assume the completion of the Business Combination, and the actual financial condition and results of operations of the Company following the Business Combination may differ materially.

The Projections are presented for illustrative purposes only and assume the completion of the Business Combination, are based on various adjustments, assumptions and preliminary estimates and may not be an accurate indication of the Company’s financial condition or results of operations. The actual financial condition and results of operations of the Company following the Business Combination may not be consistent with, or evident from, the Projections. If the Business Combination is not completed, the Company’s financial condition or results of operations may vary substantially from the Projections. While the Projections are presented with numerical specificity, the Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company’s control. Further, given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. In addition, the ability to achieve the Projections may depend on, in part, whether or not the strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

In addition, the Projections included certain preliminary consolidated financial information for the twelve months ended December 31, 2020 based solely on the Company’s management’s estimates regarding the then-current information. The Company’s independent registered public accounting firm did not audit or review and did not express an opinion with respect to the Projections. The Company’s final consolidated financial results as of and for the twelve months ended December 31, 2020 may have materially differed from the estimates and interim balances included in the Projections. Please review the 2021 Addendum for a copy of the Company’s audited financial information for the twelve months ended December 31, 2020.

In connection with the Business Combination, the Company has entered into transactions involving SBG and its affiliates. Although the special committee has recommended these transactions, and stockholders (other than SBG and its affiliates) holding the requisite number of outstanding shares of senior preferred stock under the SoftBank related party charter provision have agreed to approve these transactions in support agreements delivered in connection with the Business Combination, such transactions may present possible conflicts of interest that could have an adverse effect on the Company’s business and results of operations.

In connection with the Business Combination, the Company entered into (i) a letter agreement with SBG regarding the LC Facility Termination Extension, (ii) a letter agreement with an affiliate of SBG regarding the A&R Senior Secured Note Purchase Agreement, (iii) agreements regarding the First Warrant and the LC Warrant, and (iv) various other agreements with SBG and SBVF and their affiliates to implement the Business Combination. These transactions may present possible conflicts of interest that could have an adverse effect on the Company’s business and results of operations.

Following the Business Combination, SoftBank will continue to own a significant portion of the Company’s stock.

Assuming that the offer is fully subscribed, following the completion of the Business Combination, as a result of its share ownership, SoftBank is expected to collectively own approximately 59% of the pro forma outstanding shares of capital stock of the resulting public company, and representatives of SoftBank will comprise a meaningful portion of BowX’s board following the Business Combination, with SBG entitled to designate three members of the BowX board and SBVF entitled to designate one member of the BowX board, so long as they continue to hold a requisite amount of capital stock of BowX. While SoftBank will, following the Business Combination, be subject to similar restrictions on its ability to vote shares of the Company’s stock in excess of 49.9% of the voting power of the Company, the Company expects that other holders of the Company’s capital stock will have limited ability to influence matters requiring stockholder approval, and that SoftBank will have considerable influence over the election of directors to the BowX board. SoftBank’s interests may not be the same as, or may conflict with, the interests of the Company’s other stockholders.

The Merger Agreement contains restrictions preventing the Company from pursuing other alternatives to the Merger and contains covenants restricting the ability of the Company to operate its business during the pendency of the Business Combination that may interfere with its financial position and results of operations.

The Merger Agreement contains non-solicitation provisions that prohibit the Company from initiating, engaging or otherwise participating in discussions or negations with any third-party that that might reasonably be expected to lead to an acquisition proposal (as defined in the Merger Agreement). The Company may not enter into any agreement relating to an acquisition proposal and it must use its reasonable best efforts to cause its representatives to terminate all ongoing discussion with any third parties related to an acquisition proposal, other than with BowX and its representatives. Such provisions prevent the Company from engaging with a potential acquirer and could discourage a potential acquirer that might have an interest in making a proposal from considering or proposing any such transaction, even if it were prepared to offer a higher value to the Company’s stockholders than that to be paid in the Business Combination.

The pendency of the Business Combination could cause disruptions in and create uncertainty regarding the Company’s business, which could have an adverse effect on its financial conditions and results of operations, regardless of whether the Business Combination is completed. These risks, which could be exacerbated by a delay in the completion of the Business Combination, include the following:

•	the Company’s ability to pursue alternative business opportunities, including strategic acquisitions, is limited by the terms of the Merger Agreement;

•

the Company’s ability to make appropriate changes to its businesses may be restricted by covenants in the Merger Agreement; these restrictions generally require the Company to use its reasonable best efforts to conduct its businesses in the ordinary course and subject the Company to a variety of specified limitations absent BowX’s prior written consent. The Company may find that these and other contractual restrictions in the Merger Agreement may delay or prevent the Company from responding, or limit the Company’s ability to respond effectively, to competitive pressures, industry developments and future business opportunities that may arise during such period, even if the Company’s management believes they may be advisable;

•

key management and other employees may be difficult to retain or may become distracted from day-to-day operations because matters related to the Business Combination may require substantial commitments of their time and resources, which could adversely affect the Company’s operations and financial results;

•	the Company’s employees may experience uncertainty about their future roles with BowX, which might adversely affect the Company’s and BowX’s ability to attract and retain key personnel; and

•	the costs and potential adverse outcomes of litigation relating to the Business Combination.

If the Business Combination is not completed for any reason, there can be no assurance that any other transaction acceptable to the Company will be offered or that its business, prospects or results of operations will not be adversely affected.

There has been no prior public market for the Company’s common stock, the price of BowX Common Stock may be volatile or may decline regardless of BowX’s operating performance following the Business Combination, and stockholders may not be able to resell shares at or above the implied price per share of Company capital stock in connection with the Business Combination reflecting a pre-money enterprise valuation of the Company of approximately $9 billion and a $10.00 price per share of BowX Common Stock (the Business Combination price) or at or above the purchase price. In addition, it is possible that following the Business Combination the public trading price of BowX Common Stock could in the future exceed the purchase price.

Prior to the Business Combination, there has been no public market for shares of class A common stock. The Business Combination price was determined through negotiation between the Company and BowX. The purchase price and the Business Combination price do not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of BowX Common Stock either immediately following completion of the Business Combination or at any future time. In addition, the market price of BowX Common Stock following completion of Business Combination may be higher or lower than the purchase price and the Business Combination price. The market price of BowX Common Stock following completion of the Business Combination offering will depend on a number of factors, many of which are beyond the Company’s control and may not be related to the Company’s operating performance. These fluctuations could cause you to lose part of your investment since you might be unable to sell your shares at or above the Business Combination price or at or above the purchase price. If you tender subject shares in offer, you will lose the opportunity for future appreciation (if any) in the public trading price of such shares. Factors that could cause fluctuations in the market price of BowX Common Stock include the following:

•	actual or anticipated changes in the Company’s operating results;

•	actual or anticipated developments in the Company’s industry or the Company’s business, the Company’s competitors’ businesses or the competitive landscape generally;

•	rumors and market speculation involving the Company or other companies in the Company’s industry;

•	additions or departures of key management or other personnel;

•	litigation or disputes involving the Company, its industry or both, or investigations by regulators into the Company’s operations or those of the Company’s competitors;

•	announced or completed acquisitions of businesses or technologies by the Company or the Company’s competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to the Company’s business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	sales of shares of the Company’s stock by the Company, its insiders or its other stockholders;

•

the failure of securities analysts to maintain coverage of the Company, changes in financial estimates by securities analysts who follow the Company or the Company’s failure to meet these estimates or the expectations of investors; and

•	general economic conditions and slow or negative growth in any of the Company’s significant markets.

The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of BowX Common Stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against the Company could result in substantial costs and a diversion of management’s attention and resources.

If the Closing occurs and the Company becomes a publicly traded company, the Company will incur increased costs and regulatory burden and devote substantial management time.

The Company is currently not subject to the continuous disclosure requirements of U.S. securities laws and the rules, regulations and policies of an exchange. If the Closing occurs, the Company will become a publicly traded company. As a public company, the Company will incur increased legal, accounting and other costs not incurred as a private company. The Company will be subject to, among other things, the Exchange Act, the corporate governance requirements found in the Sarbanes-Oxley Act of 2002 and related rules and regulations of the Securities and Exchange Commission, as well as the rules and regulations implemented by either Nasdaq or the New York Stock Exchange. The Company expects that compliance with these requirements will increase its legal, accounting and financial compliance costs and will make some activities more difficult, time-consuming and costly. The Company’s management team may not successfully or efficiently manage the Company’s transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents may require the Company’s management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements, which could adversely affect the Company’s business, financial condition and results of operations.

Summary of Tax Consequences

RSUs

The amount of income recognized for shares subject to RSUs that are vested in connection with the offer but not tendered in the offer will be based on the fair market value of those shares at the time the RSUs are vested. This fair market value is determined by an independent valuation expert and is expected to be $17.75 per share (as opposed to $19.19 which will be the amount paid for shares that are tendered and therefore the amount of income recognized for tendered shares). It should be noted that the $17.75 has been arrived at by an outside valuation expert for tax reporting and withholding purposes and that such value may not be indicative of the market value of the shares should they become publicly traded (and is materially higher than the per share price offered by BowX in the Business Combination).

Tender Offer: RSU Tax Implication Examples

The below examples highlight how taxes will be handled under three different scenarios. Note that an illustrative 40% tax rate was utilized in the examples. Your specific tax rate will be based on your country’s tax regulations and in some countries, your income level.

	100% of Eligible RSUs Tendered	30% of Eligible RSUs Tendered	0% of Eligible RSUs Tendered
	In this case, the full tax obligation would be deducted from the individual’s tender offer proceeds.	In these cases, because less than 100% of the eligible RSUs were tendered, the individual will need to send payment to WeWork for the tax liability associated with the portion that was not tendered.
# of RSUs Eligible to be Tendered (number of RSUs that become taxable; you can check this number on NPM)	1,000	1,000	1,000
Tender Price	$19.19	$19.19	$19.19

RSUs Tendered
# of RSUs Tendered	1,000	300	0
Cash Income	$19,190.00	$5,757.00	$0.00
Taxes Deducted from Proceeds (40% of $19.19 RSU value)	$7,676.00	$2,302.80	$0.00
Net Proceeds	$11,514.00	$3,454.20	$0.00

RSUs NOT Tendered
# of RSUs Not Tendered	0	700	1,000
Tax payment due (40% of $17.75 RSU value)	None	$4,970.00	$7,100.00

If the tax payment for RSUs not tendered is not made, the RSUs not tendered will be forfeited

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the Company) and BowX Acquisition Corp. (BowX). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the SEC), which will include a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.